

CATHEDRAL RESOURCES

23015 Lodgepoint Drive
Katy, Texas 77494
www.cathedralresources.net
(281) 787-6138

USA SUPERIOR
Bastrop & Caldwell Co., Texas

Proved Reserve Evaluation

March 7, 2008

prepared for

Mr. Rowland Carey
USA-Superior Energy Holdings, Inc.
President, CEO
Houston, Texas

By

Claud D. Pickard, P.E.

PROVED RESERVES

USA-SUPERIOR ENERGY HOLDINGS, INC.
BASTROP AND CALDWELL CO., TEXAS PROPERTIES

As an update to Cathedral Resources' May 19, 2007 Proved Developed Producing (PDP) Report[1] and December 14, 2007 Proved Un-Developed (PUD) Reserve Report[2] developed for USA-Superior Energy Holdings, Inc (Superior), Cathedral Resources performed a review to determine the total proved reserves for Superior's Bastrop and Caldwell Co., Texas properties as of December 31, 2007.

The reserves derived in this study are classified as "Proved" and are judged with reasonable certainty to be recoverable in the future using current technologies with due consideration to sensitivities in operating expenses and actual commodity pricing. However, since forecasting future oil and/or gas production rates is an interpretive and subjective process, Cathedral Resources makes no warranty as to the actual future performance of the evaluated properties.

Cathedral Resources is an independent petroleum engineering firm with respect to Superior as defined in the SPE's "Standard Pertaining to the Estimating and Auditing of Oil and Gas Reserves", and owns no interest nor is employed by Superior on a retainer or contingent basis.

Reserves in this report were determined using all data specified in the aforementioned reports while utilizing:
- A December 31, 2007 commodity price of $88.45 per stock barrel of oil (held flat without escalation),
- An unverified operating expense of $350/well per month (also held constant without escalation), and
- Superior supplied infill development costs of $200,000 ($50,000 Tangible and $150,000 Intangible) per well for a total investment cost of $4,000,000.



As of December 31, 2007, Superior's Bastrop and Caldwell Co., Texas properties total reserves are estimated at 559,926 (445,023 Net) STBO and 40,469 (32,301 Net) MSCF with a non-discounted Net Present Value (NPV) of $18.987 Million Dollars. Discounting the cash flows associated with the properties at ten percent per annum (10% Disc.), the reserves have a Discounted NPV of $3.841 Million Dollars.

Table 1 identifies the PDP reserves and NPV's for each of Superior's existing Bastrop and Caldwell Co., Texas developed properties. Superior's PDP reserve is estimated at 245,450 (194,372 Net) STBO with a non-discounted Net Present Value (NPV) of $7.885 Million Dollars. Discounting the cash flows associated with the properties at ten percent per annum (10% Disc.), the PDP reserves have a Discounted NPV of $1.911 Million Dollars.

Table 2 identifies the PUD reserves and NPV's of Superior's Bateman Austin Chalk Field. Superior's PUD reserve is estimated at 314,476 (250,651 Net) STBO and 40,469 (32,301 Net) MSCF with a non-discounted Net Present Value (NPV) of $11.102 Million Dollars. Discounting the cash flows associated with the properties at ten percent per annum (10% Disc.), the PDP reserves have a Discounted NPV of $1.930 Million Dollars.

Thank you for the opportunity to provide you with this evaluation of your property. Please contact us at your convenience if you have any questions concerning this report.

Sincerest Regards,



Claud D. Pickard, P.E.

(Texas #92986)

Cathedral Resources

www.cathedralresources.net



<u>REFERENCES</u>

1. Cathedral Resources: "ORBIS (R&S) Leases, Bastrop & Caldwell Co., Texas Proved Developed Producing Reserve Evaluation", Initial Reserve Report prepared for Mr. Rowland Carey, USA-Superior Energy Holdings, Inc. May, 19, 2007

2. Cathedral Resources: "USA-Superior Bastrop & Caldwell Co., Texas Un-Developed Reserve Evaluation", prepared for Mr. Rowland Carey, USA-Superior Energy Holdings, Inc. December 14, 2007





TABLE 1

USA SUPERIOR PDP VALUATIONS (12-31-07)

PROVED DEVELOPED PRODUCING

COUNTY	FIELD	WELLNAME	API	FORMATION	Work Int (%)	Net Rev Int (%)	Gross Production (Bbl)	Net Production (Bbl)	Gross Production (Mcf)	Net Production (Mcf)	Oil Price ($/Bbl)	Gas Price ($/Mcf)	Expenses ($)	Net Cashflow ($)	10% Disc Cashflow ($)
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(101)	42021304270000	AUSTIN CHALK	100	81.45931	2,622	2,136	0	0	88.44	0	150,150	30,074	14,814
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(102)	42021304630000	AUSTIN CHALK	100	81.45931	8,127	6,621	0	0	88.44	0	420,000	138,648	28,723
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(103)	42021304750000	AUSTIN CHALK	100	81.45931	7,798	6,353	0	0	88.44	0	420,000	116,034	28,880
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(104)	42021304760000	AUSTIN CHALK	100	81.45931	8,912	7,260	0	0	88.45	0	420,000	192,598	48,415
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(105)	42021304770000	AUSTIN CHALK	100	81.45931	1,493	1,216	0	0	88.44	0	81,550	21,043	13,331
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(106)	42021305220000	AUSTIN CHALK	100	81.45931	174	142	0	0	88.47	0	9,450	2,535	2,361
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(107)	42021305230000	AUSTIN CHALK	100	81.45931	15,039	12,251	0	0	88.45	0	420,000	613,749	94,348
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(108)	42021305240000	AUSTIN CHALK	100	81.45931	4,700	3,829	0	0	88.44	0	195,650	127,424	57,396
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(109)	42021305450000	AUSTIN CHALK	100	81.45931	254	207	0	0	88.47	0	13,650	3,820	3,456
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(110)	42021305430000	AUSTIN CHALK	100	81.45931	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(111)	42021305420000	AUSTIN CHALK	100	81.45931	2,920	2,379	0	0	88.43	0	114,450	86,255	48,791
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(112)	42021305660000	AUSTIN CHALK	100	81.45931	438	357	0	0	88.45	0	23,800	6,325	5,388
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(201)	42021304610000	AUSTIN CHALK	100	78.99855	545	431	0	0	88.4	0	20,300	16,049	13,999
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(202)	42021304790000	AUSTIN CHALK	100	78.99855	1,004	793	0	0	88.48	0	35,700	31,240	24,809
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(203)	42021304780000	AUSTIN CHALK	100	78.99855	1,372	1,084	0	0	88.42	0	49,700	41,735	30,803
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(204)	42021305740000	AUSTIN CHALK	100	78.99855	348	275	0	0	88.31	0	18,550	4,619	4,059
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(205)	42021314880000	AUSTIN CHALK	100	78.99855	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(206)	42021305790000	AUSTIN CHALK	100	78.99855	568	449	0	0	88.42	0	21,350	16,525	14,290
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(207)	42021308840000	AUSTIN CHALK	100	78.99855	2,017	1,594	0	0	88.44	0	78,400	56,082	36,812
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(208)	42021308850000	AUSTIN CHALK	100	78.99855	3,740	2,954	0	0	88.46	0	129,850	119,432	64,894
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(209)	42021308860000	AUSTIN CHALK	100	78.99855	7,985	6,308	0	0	88.45	0	420,000	112,296	23,365
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(210)	42021303710000	AUSTIN CHALK	100	78.99855	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(301)	42021306470000	AUSTIN CHALK	100	78.98553	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(401)	42021305910000	AUSTIN CHALK	100	80.28132	724	581	0	0	88.51	0	38,500	10,557	8,245
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(403)	42021314890000	AUSTIN CHALK	100	80.28132	2,143	1,720	0	0	88.47	0	58,800	86,361	61,198
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(404)	42021314900000	AUSTIN CHALK	100	80.28132	1,310	1,052	0	0	88.42	0	45,850	42,885	32,163
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(405)	42021305870000	AUSTIN CHALK	100	80.28132	738	592	0	0	88.48	0	27,300	22,672	18,938
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(407)	42021314910000	AUSTIN CHALK	100	80.28132	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(502)	42021308290000	AUSTIN CHALK	100	77.86644	3,386	2,636	0	0	88.47	0	156,450	66,017	32,950
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(503)	42021308300000	AUSTIN CHALK	100	77.86644	4,618	3,596	0	0	88.45	0	216,300	87,144	37,005
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(602)	42021306030000	AUSTIN CHALK	100	80.79137	282	228	0	0	88.41	0	15,750	3,480	3,123
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(603)	42021306040000	AUSTIN CHALK	100	80.79137	556	449	0	0	88.45	0	28,350	9,535	7,827
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(604)	42021306050000	AUSTIN CHALK	100	80.79137	1,196	967	0	0	88.42	0	55,300	26,266	19,097
BASTROP	BATEMAN	(AUSTINCHALK)UNIT(703)	42021305850000	AUSTIN CHALK	100	76.11474	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	ADELINE (1)	42021314960000	AUSTIN CHALK	100	75	215	161	0	0	88.68	0	9,100	4,520	4,230
BASTROP	BATEMAN	ADELINE (2)	42021314970000	AUSTIN CHALK	100	75	396	297	0	0	88.37	0	15,050	9,990	8,993
BASTROP	BATEMAN	ALEXANDER (1W)	42021305170000	AUSTIN CHALK	100	75	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	ALEXANDER(1)	42021304100000	AUSTIN CHALK	100	80	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	ALEXANDER(10)	42021308400000	AUSTIN CHALK	100	75	8,025	6,019	0	0	88.45	0	286,650	221,250	76,732
BASTROP	BATEMAN	ALEXANDER(11)	42021308390000	AUSTIN CHALK	100	75	1,497	1,122	0	0	88.48	0	47,250	47,463	35,375
BASTROP	BATEMAN	ALEXANDER(2)	42021304590000	AUSTIN CHALK	100	80	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	ALEXANDER(3)	42021304310000	AUSTIN CHALK	100	80	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	ALEXANDER(4)	42021304330000	AUSTIN CHALK	100	75	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	ALEXANDER(5)	42021304320000	AUSTIN CHALK	100	80	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	ALEXANDER(6)	42021304300000	AUSTIN CHALK	100	80	0	0	0	0	0	0	0	0	0
BASTROP	BATEMAN	ALEXANDER(7)	42021305380000	AUSTIN CHALK	100	75	5,036	3,777	0	0	88.45	0	206,500	112,204	45,215
BASTROP	BATEMAN	ALEXANDER(8)	42021305390000	AUSTIN CHALK	100	75	6,018	4,513	0	0	88.45	0	258,650	122,175	42,943
BASTROP	BATEMAN	ALEXANDER(9)	42021307990000	AUSTIN CHALK	100	75	920	690	0	0	88.41	0	35,000	23,196	18,405
BASTROP	BATEMAN	MARTIN(4)	42021308280000	AUSTIN CHALK	100	80	21,912	17,530	0	0	88.45	0	420,000	1,059,196	155,405
BASTROP	BATEMAN	VALOIS (1)	42021307950000	AUSTIN CHALK	100	75	25,740	19,305	0	0	88.45	0	420,000	1,208,979	144,528
BASTROP	BATEMAN	VALOIS (2)	42021307940000	AUSTIN CHALK	100	75	9,432	7,074	0	0	88.45	0	420,000	176,886	31,747
BASTROP	BATEMAN	VALOIS (3)	42021307930000	AUSTIN CHALK	100	75	10,487	7,865	0	0	88.45	0	420,000	243,675	40,711
BASTROP	BATEMAN	VALOIS (4)	42021307920000	AUSTIN CHALK	100	75	9,316	6,987	0	0	88.45	0	420,000	169,566	35,067
BASTROP	BATEMAN	VALOIS (5)	42021307970000	AUSTIN CHALK	100	75	11,474	8,606	0	0	88.45	0	420,000	306,170	43,314
BASTROP	BATEMAN	VALOIS (6)	42021307960000	AUSTIN CHALK	100	75	7,273	5,455	0	0	88.45	0	324,800	135,508	40,976
CALDWELL	BATEMAN	RISENGER (1)	42055346040000	CHALK	100	78	29	23	0	0	88.13	0	1,750	183	180
CALDWELL	BATEMAN	RISINGERA (2A)	42055346300000	AUSTIN CHALK	100	78	70	55	0	0	88.04	0	4,200	420	406

TABLE 1



USA SUPERIOR PDP VALUATIONS (12-31-07)

COUNTY	FIELD	WELLNAME	API	FORMATION	Work Int (%)	Net Rev Int (%)	Gross Production (Bbl)	Net Production (Bbl)	Gross Production (Mcf)	Net Production (Mcf)	Oil Price ($/Bbl)	Gas Price ($/Mcf)	Expenses ($)	Net Cashflow ($)	10% Disc Cashflow ($)
		PROVED DEVELOPED PRODUCING													
CALDWELL	BUCHANAN	DINGESMC (1)	42055346050000	UNKNOWN	100	80.25	0	0	0	0	0	0	0	0	0
CALDWELL	BUCHANAN	DINGESMC (2)	42055346840000	UNKNOWN	100	80.25	0	0	0	0	0	0	0	0	0
CALDWELL	BUCHANAN	FISCHER (1)	42055345940000	UNKNOWN	100	80.25	0	0	0	0	0	0	0	0	0
CALDWELL	BUCHANAN	MCCORVEY (2)	42055343310000	UNKNOWN	100	79	1,212	957	0	0	88.47	0	45,850	34,918	26,462
CALDWELL	BUCHANAN	MCCORVEY-A-(1A)	42055343540000	UNKNOWN	100	79	0	0	0	0	0	0	0	0	0
CALDWELL	BUCHANAN	MCCORVEY-A-(2A)	42055343700000	UNKNOWN	100	79	0	0	0	0	0	0	0	0	0
CALDWELL	BUCHANAN	MCCORVEY-A-(3A)	42055343980000	UNKNOWN	100	79	0	0	0	0	0	0	0	0	0
CALDWELL	BUCHANAN	MCCORVEYALLAN(1)	42055344070000	UNKNOWN	100	79	156	123	0	0	88.4	0	9,100	1,272	1,188
CALDWELL	BUCHANAN	MCCORVEYALLAN(2)	42055344110000	UNKNOWN	100	79	309	244	0	0	88.43	0	17,150	3,434	3,037
CALDWELL	BUCHANAN	MCCORVEYC (1C)	42055347140000	UNKNOWN	100	79	364	288	0	0	88.38	0	14,700	9,582	8,637
CALDWELL	BUCHANAN	MCCORVEYCLARENE(1)	42055346870000	UNKNOWN	100	79	171	135	0	0	88.27	0	9,800	1,569	1,456
CALDWELL	BUCHANAN	MCCORVEYCLARENE(2)	42055347710000	UNKNOWN	100	79	100	79	0	0	88.48	0	5,600	1,069	1,023
CALDWELL	BUCHANAN	MCCORVEYCLARENE(3)	42055347700000	UNKNOWN	100	79	268	212	0	0	88.31	0	15,400	2,461	2,202
CALDWELL	BUCHANAN	NELSON-FIELDER (1)	42055053330000	UNKNOWN	100	75	0	0	0	0	0	0	0	0	0
CALDWELL	BUCHANAN	NELSON-FIELDER (2)	42055336880000	UNKNOWN	100	75	0	0	0	0	0	0	0	0	0
CALDWELL	BUCHANAN	NELSON-FIELDER (4)	42055345020000	UNKNOWN	100	75	6	4	0	0	92.75	0	350	4	4
CALDWELL	BUCHANAN	NELSON-FIELDER (5)	42055345380000	UNKNOWN	100	75	37	28	0	0	88.14	0	2,100	254	249
CALDWELL	DALE-MCBRI	BARBER S LLOVELL(3)	42055001390000	UNKNOWN	100	86.5	0	0	0	0	0	0	0	0	0
CALDWELL	DALE-MCBRI	BARBER S LLOVELL(4)	42055001400000	UNKNOWN	100	86.5	15,380	13,304	0	0	88.45	0	420,000	702,606	125,353
CALDWELL	DALE-MCBRI	BARBER S LLOVELL(5)	42055001360000	UNKNOWN	100	86.5	21,097	18,249	0	0	88.45	0	420,000	1,119,873	183,693
CALDWELL	DALE-MCBRI	FIELDER (1)	42055346070000	UNKNOWN	100	80	0	0	0	0	0	0	0	0	0
CALDWELL	DALE-MCBRI	FIELDER (2)	42055346240000	UNKNOWN	100	79.25	0	0	0	0	0	0	0	0	0
CALDWELL	DALE-MCBRI	FIELDER (3)	42055346250000	UNKNOWN	100	79.25	0	0	0	0	0	0	0	0	0
CALDWELL	DALE-MCBRI	FIELDER (4)	42055346260000	UNKNOWN	100	79.25	0	0	0	0	0	0	0	0	0
CALDWELL	DALE-MCBRI	FISHERMF(1)	42055314990000	UNKNOWN	100	80.25	705	566	0	0	88.41	0	36,400	11,338	8,960
CALDWELL	DALE-MCBRI	FISHERMF(2)	42055315310000	UNKNOWN	100	80.25	1,141	916	0	0	88.44	0	42,000	35,281	27,002
CALDWELL	DALE-MCBRI	FISHERMF(4)	42055347740000	UNKNOWN	100	80.25	1,655	1,328	0	0	88.46	0	83,650	28,422	18,322
CALDWELL	DALE-MCBRI	FISHERMF(5)	42055316960000	UNKNOWN	100	80.25	0	0	0	0	0	0	0	0	0
CALDWELL	DALE-MCBRI	HILBURNMOLLIE(1)	42055001260000	UNKNOWN	100	79	0	0	0	0	0	0	0	0	0
CALDWELL	DALE-MCBRI	LOVELL (1C)	42055346730000	UNKNOWN	100	81	0	0	0	0	0	0	0	0	0
CALDWELL	DALE-MCBRI	THREADGILLV(3)	42055323860000	UNKNOWN	100	79	0	0	0	0	0	0	0	0	0
		TOTALS					245,450	194,372	0	0	5,133	0	8,516,200	7,884,864	1,911,295

TABLE 2



USA SUPERIOR PUD VALUATIONS (12-31-07)

PROVED Name	Work Int (%)	Net Rev Int (%)	Gross Production (Bbl)	Net Production (Bbl)	Gross Production (Mcf)	Net Production (Mcf)	Oil Price ($/Bbl)	Gas Price ($/Mcf)	Expenses ($)	Net Cashflow ($)	10% Disc Cashflow ($)
PUD A 1	100	80	10,336	8,269	4,717	3,774	88.45	6	100,100	418,583	238,058
PUD A 2	100	80	10,336	8,269	4,717	3,774	88.45	6	100,100	418,583	238,058
PUD B 1	100	80	12,030	9,624	5,260	4,208	88.45	6	141,400	494,065	311,192
PUD C 1	100	80	13,006	10,405	5,452	4,362	88.45	6	175,000	527,193	322,903
PUD E 1	100	81.46	26,259	21,391	571	465	88.45	6	420,000	1,187,567	30,126
PUD E 2	100	81.46	26,259	21,391	571	465	88.45	6	420,000	1,187,567	30,126
PUD E 3	100	81.46	26,259	21,391	571	465	88.45	6	420,000	1,187,567	30,126
PUD F 1	100	78.999	20,801	16,433	1,325	1,047	88.45	6	420,000	772,418	83,219
PUD G 1	100	78.999	16,702	13,195	1,371	1,083	88.45	6	420,000	499,385	60,777
PUD G 2	100	78.999	16,702	13,195	1,371	1,083	88.45	6	420,000	499,385	60,777
PUD G 3	100	78.999	16,702	13,195	1,371	1,083	88.45	6	420,000	499,385	60,777
PUD L 1	100	78.99	15,177	11,988	0	0	88.45	6	420,000	391,567	911
PUD M 1	100	78.999	10,829	8,555	1,018	804	88.45	6	266,350	260,001	6,285
PUD O 1	100	80.281	14,544	11,676	602	483	88.45	6	417,900	370,040	70,955
PUD O 2	100	80.281	14,544	11,676	602	483	88.45	6	417,900	370,040	70,955
PUD O 3	100	80.281	14,544	11,676	602	483	88.45	6	417,900	370,040	70,955
PUD P 1	100	80	8,250	6,600	3,181	2,545	88.45	6	136,850	234,219	77,355
PUD P 2	100	80	8,250	6,600	3,181	2,545	88.45	6	136,850	234,219	77,355
PUD P 3	100	80	8,250	6,600	3,181	2,545	88.45	6	136,850	234,219	77,355
PUD R 1	100	75	24,696	18,522	805	604	88.45	6	420,000	946,275	11,313
TOTALS			314,476	250,651	40,469	32,301	88.45	6	6,227,200	11,102,318	1,929,578